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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

PLACER DOME INC.

(Name of Subject Company)

PLACER DOME INC.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

725906101

(CUSIP Number of Class of Securities)

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Clay Horner, Esq. Douglas Bryce, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place, 61st Floor Toronto, Ontario, Canada, M5X 1B8 (416) 362-2111	Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Placer Dome Inc. ("Placer Dome") with the Securities and Exchange Commission on November 23, 2005 (as amended, the "Statement") relating to the offer (the "Offer") by Barrick Gold Corporation ("Barrick") to purchase all of the outstanding common shares of Placer Dome (including those that are subject to CHESS Depositary Interests and International Depositary Receipts), together with the associated rights issued under Placer Dome's Rights Plan, dated as of February 26, 2004, between Placer Dome and CIBC Mellon Trust Company, as rights agent (collectively, the "Shares").

        Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Item 3 is amended and supplemented by adding the following at the end thereof:

        On December 20, 2005, there were discussions between the financial advisors to Barrick and Placer Dome regarding whether Barrick would be permitted to participate in the process of Placer Dome's review of its strategic alternatives. In the evening of December 20, 2005, there was a meeting between senior executives of Barrick and Placer Dome during which Barrick suggested a willingness to increase the consideration under the Offer.

        On December 21, 2005 there were discussions between the financial advisors to Barrick and Placer Dome regarding the Offer, Placer Dome's review of strategic alternatives and the extent of any increase in the consideration under the Offer that would be necessary to ensure that Barrick would be able to participate fully in Placer Dome's process. Later in the day, Barrick sent a form of Support Agreement ("Support Agreement") to Placer Dome.

        During the evening of December 21, 2005, there were negotiations between the executives of Placer Dome and Barrick, following which the final form of the Support Agreement was agreed and signed.

Item 4.    The Solicitation or Recommendation.

        (a)   Solicitation/Recommendation.

        Item 4(a) is amended and supplemented by adding the following at the end thereof:

        Placer Dome announced today that it has reached an agreement with Barrick pursuant to which Barrick will increase its Offer price to acquire the Shares from US$20.50 to US$22.50. Under the revised offer, the shareholders of Placer Dome will have the right to elect to receive US$22.50 in cash or 0.8269 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to pro ration based on the maximum amount of cash and Barrick common shares offered. The maximum amount of cash to be paid by Barrick will be approximately US$1.344 billion, and the maximum number of Barrick common shares to be issued will be approximately 333 million, on a fully diluted basis. The Offer will be formally amended by Barrick through a Notice of Variation and Extension and the Board of Directors of Placer Dome will issue an amended Directors' Circular setting forth its recommendation with respect to the revised offer, each of which is expected to be mailed to the shareholders of Placer Dome in the first week of January, 2006.

        (b)   Reasons; Background of the Transaction.

        Item 4(b) is amended and supplemented by the following:

        The supplemental information set forth in Item 3 above is incorporated herein by reference.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Item 7 is amended and supplemented by adding the following at the end thereof:

        As described in Item 3 above, Placer Dome and Barrick entered into the Support Agreement, a copy of which will be filed as an exhibit to a separate amendment to the Statement. A description of the Support Agreement will be included or incorporated by reference in the amended Directors' Circular which is expected to be mailed to the shareholders of Placer Dome in the first week of January, 2006. The supplemental information set forth in Item 3 above is incorporated herein by reference.

Item 9.    Exhibits.

        Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(23)	Press release issued by Placer Dome Inc. on December 22, 2005
(a)(24)	Letter to Placer Dome Inc. employees dated December 22, 2005

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005	PLACER DOME INC.
	By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold Title: Vice-President, Assistant Secretary and Associate General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(23)	Press release issued by Placer Dome Inc. on December 22, 2005
(a)(24)	Letter to Placer Dome Inc. employees dated December 22, 2005

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SIGNATURE
INDEX TO EXHIBITS